U.S. COMMERCIAL CORP., S.A. DE C.V.

February 28, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


06011300

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of December 31,2005 and 2004 for U.S. COMMERCIAL CORP., S.A. DE C.V.

This statements are the translated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

RECEIVED
2006 MAR -6 A 9:

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**15,549,993**	**100**	**18,013,304**	**100**
2	**CURRENT ASSETS**	**8,676,259**	**56**	**10,141,018**	**56**
3	CASH AND SHORT-TERM INVESTMENTS	1,083,633	7	1,163,033	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	255,102	2	252,062	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	662,544	4	1,849,764	10
6	INVENTORIES	6,444,224	41	6,195,740	34
7	OTHER CURRENT ASSETS	230,756	1	680,419	4
8	**LONG-TERM**	**13,670**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	13,670	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**2,031,949**	**13**	**2,049,359**	**11**
13	PROPERTY	1,419,357	9	1,121,782	6
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	3,470,794	22	3,243,850	18
16	ACCUMULATED DEPRECIATION	2,875,211	18	2,345,017	13
17	CONSTRUCTION IN PROGRESS	17,009	0	28,744	0
18	**DEFERRED ASSETS (NET)**	**4,784,886**	**31**	**4,795,999**	**27**
19	**OTHER ASSETS**	**43,229**	**0**	**1,026,928**	**6**
20	**TOTAL LIABILITIES**	**11,149,378**	**100**	**11,303,967**	**100**
21	**CURRENT LIABILITIES**	**6,351,815**	**57**	**6,519,063**	**58**
22	SUPPLIERS	3,066,927	28	3,133,315	28
23	BANK LOANS	220,687	2	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	147,862	1	90,242	1
26	OTHER CURRENT LIABILITIES	2,916,339	26	3,295,506	29
27	**LONG-TERM LIABILITIES**	**4,126,214**	**37**	**4,757,699**	**42**
28	BANK LOANS	3,944,514	35	4,566,083	40
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	181,700	2	191,616	2
31	**DEFERRED LOANS**	**9,083**	**-**	**27,205**	**-**
32	**OTHER LIABILITIES**	**662,266**	**6**	**-**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,400,615**	**100**	**6,709,337**	**100**
34	**MINORITY INTEREST**	0	0	0	0
35	**MAJORITY INTEREST**	**4,400,615**	**100**	**6,709,337**	**100**
36	**CONTRIBUTED CAPITAL**	**5,645,450**	**128**	**5,646,500**	**84**
37	PAID-IN CAPITAL STOCK (NOMINAL)	477,217	11	478,235	7
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,163,296	49	2,163,328	32
39	PREMIUM ON SALES OF SHARES	3,004,937	68	3,004,937	45
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,244,835)**	**(28)**	**1,062,837**	**16**
42	RETAINED EARNINGS AND CAPITAL RESERVE	712,387	16	773,392	12
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(9,791)	0	340,083	5
45	NET INCOME FOR THE YEAR	(1,947,431)	(44)	(50,638)	(1)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,083,633**	**100**	**1,163,033**	**100**
46	CASH	464,922	43	971,707	84
47	SHORT-TERM INVESTMENTS	618,711	57	191,326	16
18	**DEFERRED ASSETS (NET)**	**4,784,886**	**100**	**4,795,999**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	4,776,869	100	4,789,943	100
50	DEFERRED TAXES	8,017	0	6,056	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**6,351,815**	**100**	**6,519,063**	**100**
52	FOREING CURRENCY LIABILITIES	6,200,606	98	6,428,356	99
53	MEXICAN PESOS LIABILITIES	151,209	2	90,707	1
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,916,339**	**100**	**3,295,506**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	139,412	5	7,510	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,776,927	95	3,287,996	100
27	**LONG-TERM LIABILITIES**	**4,126,214**	**100**	**4,757,699**	**100**
59	FOREING CURRENCY LIABILITIES	4,126,214	100	4,757,699	100
60	MEXICAN PESOS LIABILITIES	0	0	0	-
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**181,700**	**100**	**191,616**	**100**
63	OTHER LOANS WITH COST	181,700	100	191,616	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**9,083**	**100**	**27,205**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	-
67	OTHERS	9,083	100	27,205	100
32	**OTHER LIABILITIES**	**662,266**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	662,266	100	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY**	**(9,791)**	**100**	**340,083**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(9,791)	(100)	340,083	100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,324,444	3,621,955
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	409	375
75	EMPLOYERS (*)	14,135	16,666
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	1,246,606,003	1,249,267,003
78	REPURCHASED SHARES (*)	140,725,427	138,064,427

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**43,662,829**	**100**	**42,680,269**	**100**
2	COST OF SALES	34,548,403	79	33,940,757	80
3	**GROSS INCOME**	**9,114,426**	**21**	**8,739,512**	**20**
4	OPERATING	8,563,405	20	8,615,291	20
5	**OPERATING INCOME**	**551,021**	**0**	**124,221**	**0**
6	TOTAL FINANCING COST	52,114	0	(13,669)	0
7	**INCOME AFTER FINANCING COST**	**498,907**	**1**	**137,890**	**0**
8	OTHER FINANCIAL OPERATIONS	(59,821)	0	34,180	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**558,728**	**1**	**103,710**	**0**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	217,669	0	2,627	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**341,059**	**1**	**101,083**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**341,059**	**1**	**101,083**	**0**
14	INCOME OF DISCONTINUOUS OPERATIONS	2,288,490	5	151,721	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(1,947,431)**	**(4)**	**-50,638**	**0**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(1,947,431)**	**(4)**	**-50,638**	**0**
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	**NET INCOME OF MAJORITY INTEREST**	**(1,947,431)**	**(4)**	**-50,638**	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**43,662,829**	**100**	**42,680,269**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	43,662,829	100	42,680,269	100
23	TRANSLATED IN TO DOLLARS (***)	4,076,486	9	3,984,751	9
6	**TOTAL FINANCING COST**	**52,114**	**299**	**(13,669)**	**99**
24	INTEREST PAID	350,234	672	249,621	1,826
25	EXCHANGE LOSSES	37,173	71	144	1
26	INTEREST EARNED	29,829	57	8,180	60
27	EXCHANGE PROFITS	28,283	54	248	2
28	GAIN DUE TO MONETARY POSITION	(277,181)	(532)	(255,006)	(1,866)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(59,821)**	**100**	**34,180**	**100**
29	OTHER NET EXPENSES (INCOME) NET	19,246	32	186,254	545
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(79,067)	(132)	(152,074)	(445)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**217,669**	**100**	**2,627**	**300**
32	INCOME TAX	219,146	101	8,673	330
33	DEFERED INCOME TAX	(1,477)	(1)	(6,046)	(230)
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	43,662,830	42,680,270
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	43,662,829	42,680,269
39	OPERATION INCOME (**)	551,021	124,221
40	NET INCOME OF MAYORITY INTEREST (**)	(1,947,431)	(50,638)
41	NET CONSOLIDATED INCOME (**)	(1,947,431)	(50,638)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005

U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
FROM APRIL THE 1st TO DECEMBER 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,062,745**	**100**	**11,673,203**	**100**
2	COST OF SALES	9,478,352	79	9,281,858	80
3	**GROSS INCOME**	**2,584,393**	**21**	**2,391,345**	**20**
4	OPERATING	2,169,052	18	2,303,806	20
5	**OPERATING INCOME**	**415,341**	**3**	**87,539**	**1**
6	TOTAL FINANCING COST	141,839	1	65,155	1
7	**INCOME AFTER FINANCING COST**	**273,502**	**2**	**22,384**	**0**
8	OTHER FINANCIAL OPERATIONS	(11,653)	0	(80,346)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**285,155**	**2**	**102,730**	**1**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	162,832	1	4,647	0
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**122,323**	**1**	**98,083**	**1**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**122,323**	**1**	**98,083**	**1**
14	INCOME OF DISCONTINUOUS OPERATIONS	790,415	7	15,648	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(668,092)**	**(6)**	**82,435**	**1**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(668,092)**	**(6)**	**82,435**	**1**
19	NET INCOME OF MINORITY INTEREST	0	0	-	0
20	**NET INCOME OF MAJORITY INTEREST**	**(668,092)**	**(6)**	**82,435**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,062,745**	**100**	**11,673,203**	**100**
21	DOMESTIC	0	0	0	0
22	FOREIGN	12,062,745	100	11,673,203	100
23	TRANSLATED IN TO DOLLARS (***)	1,126,212	9	1,089,843	9
6	**TOTAL FINANCING COST**	**141,839**	**100**	**65,155**	**100**
24	INTEREST PAID	136,675	96	76,756	118
25	EXCHANGE LOSSES	20,600	15	47	-
26	INTEREST EARNED	8,669	6	1,126	2
27	EXCHANGE PROFITS	12,661	9	28	-
28	GAIN DUE TO MONETARY POSITION	5,894	4	(10,494)	(16)
42	LOST IN DEVALUATION OF UDI'S	0	0	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**(11,653)**	**100**	**(80,346)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(10,861)	(93)	164,675	205
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(792)	(7)	(245,021)	(305)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**162,832**	**100**	**4,647**	**100**
32	INCOME TAX	163,520	100	4,097	88
33	DEFERED INCOME TAX	(688)	-	550	12
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(1,947,431)**	**(50,638)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,748,731	594,162
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**801,300**	**543,524**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(265,300)	(1,123,621)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**536,000**	**(580,097)**
6	CASH FLOW FROM EXTERNAL FINANCING	(278,896)	796,012
7	CASH FLOW FROM INTERNAL FINANCING	(11,417)	(158,761)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(290,313)**	**637,251**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(325,087)**	**(243,031)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(79,400)	(185,877)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,163,033	1,348,910
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,083,633	1,163,033

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005

U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,748,731**	**594,162**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	479,559	502,335
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	2,269,172	97,872
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	-6,045
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(265,300)**	**(1,123,621)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(3,040)	(6,721)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(50,952)	133,419
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	308,529	(229,319)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(66,388)	(1,028,596)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(453,449)	7,596
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(278,896)**	**796,012**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	220,687	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	-	1,113,403
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	121,986	(34,605)
27	(-) BANK FINANCING AMORTIZATION	(621,569)	(282,786)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(11,417)**	**(158,761)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(1,018)	(11,419)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(10,399)	(147,342)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(325,087)**	**(243,031)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-	(23,393)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(325,162)	(410,521)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	75	0
39	+ (-) OTHER ITEMS	0	190,883

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(4.46)	%	(0.12)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(44.25)	%	(0.75)	%
3	NET INCOME TO TOTAL ASSETS (**)	(12.52)	%	(0.28)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(14.23)	%	(503.59)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.81	times	2.37	times
7	NET SALES TO FIXED ASSETS (**)	21.49	times	20.83	times
8	INVENTORIES ROTATION (**)	5.36	times	5.48	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2	days	2	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.81	%	5.24	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	71.70	%	62.75	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.53	times	1.68	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	92.62	%	98.96	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	203.07	%	232.16	%
15	OPERATING INCOME TO INTEREST PAID	1.57	times	0.50	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.92	times	3.78	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.37	times	1.56	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.35	times	0.61	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.78	times	0.90	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.06	%	17.84	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	1.84	%	1.27	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.61)	%	(2.63)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.53	times	(2.32)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	96.07	%	124.91	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	3.93	%	(24.91)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.02	%	168.92	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(1.56)		$	(0.04)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	0.27		$	(0.04)	
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	(1.84)		$	0.00	
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$	0.00		$	-	
8	CARRYING VALUE PER SHARE	$	3.53		$	5.37	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.10	times		0.85	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(2.50)	times		(116.50)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **USCOM** Quarter: 4 Year: 2005
U.S. COMMERCIAL CORP., S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B-1		2	1,246,606,003			1,246,606,003	477,217	
TOTAL			**1,246,606,003**	**0**	**0**	**1,246,606,003**	**477,217**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,246,606,003
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B-1	140,725,427	4.28553	3.90000